

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2014

<u>Via E-Mail</u>
Brett Everett
Chief Executive Officer
Microelectronics Technology Company
500 N. Rainbow Blvd., Suite 300
Las Vegas, NV 89107

> **Re: Microelectronics Technology Company**
> **Form 10-K for Fiscal Year Ended June 30, 2013**
> **Filed October 15, 2013**
> **File No. 001-32984**

Dear Mr. Everett:

We issued comments on the above captioned filing on June 27, 2014. On October 10, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Jamie Kessel at (202) 551-3727 or Rufus Decker at (202) 551-3769 if you have any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining